HellerEhrman

October 7, 2005

05012084

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL PROCESSING
RECEIVED
OCT 25 2005
WASH., D.C. 213
SECTION

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of change of substantial shareholder of DTV Network Systems, Inc., dated September 23, 2005, published (in English language) on the SGX public website; and

(2) The Company's announcement regarding notice of change of substantial shareholder of Hughes Network Systems, LLC, dated September 23, 2005, published (in English language) on the SGX public website.

PROCESSED
OCT 27 2005

dlw 10/27

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/07

HK 1031419 v1
10/7/05 2:56 PM (41585.0001)

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	29-Sep-2005 18:29:25
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	23-09-2005
2.	Name of Substantial Shareholder *	HUGHES NETWORK SYSTEMS, LLC

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	22-09-2005
2.	Name of Registered Holder	HUGHES NETWORK SYSTEMS, LLC
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer of 62,966,736 shares from DTV Network Systems, Inc. (formerly known as Hughes Network Systems, Inc.), to Hughes Network Systems, LLC pursuant to Contribution And Membership Interest Purchase Agreement among The DIRECTV Group, Inc., Hughes Network Systems, Inc., Sky Terra Communications, Inc. and Hughes Network Systems, LLC dated 3 December 2004.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	62,966,736
As a percentage of issued share capital	14.251 %

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	29-Sep-2005 18:20:34
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of a Substantial Shareholder's Interest
Description	Please refer to the attached.
Attachments:	ChinaCast_ChangeOfInterests_DTVNetworkSystemsInc.pdf Total size = **14K** (2048K size limit recommended)

Close Window

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**
The change in the percentage level is the result of a single sale transaction.

PART IV

1. **Holdings of Substantial Shareholder, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	62,966,736	0
As a percentage of issued share capital:	14.251%	0.00%
No. of shares held after the change:	0	62,966,736
As a percentage of issued share capital:	0.00%	14.251%